Exhibit 3

April 22, 2003

Hancock Park Capital II, LP

10323 Santa Monica Blvd. Suite 101

Los Angeles, CA 90025

Ladies and Gentlemen:

Re: 5,000 shares of FAO, Inc. Series I Convertible Preferred Stock (the “Shares”)

Ladies and Gentlemen:

This letter agreement constitutes the agreement of FAO, Inc. (“FAO”) that, so long as Hancock Park Capital II LP (“Hancock”) and its affiliates own not less than 3,000 Shares or the shares of FAO Common Stock into which such Shares have been converted, Hancock shall have the right to designate one person for election to FAO’s Board of Directors (the “Designee”).   FAO agrees that it shall (A) nominate the Designee for election to FAO’s Board of Directors, and take all related actions as may reasonably be necessary to cause such nomination, on the same basis as FAO nominates all other directors for election and (B) use its best efforts to cause FAO shareholders to elect the Designee to FAO’s Board of Directors.  It shall constitute best efforts if FAO (1) includes the Designee in its annual proxy statement and proxy card for the election of directors; provided that Hancock has delivered the information necessary for such inclusion as required under the Securities Exchange Act of 1934, as amended, and (2) uses the same form and amount of resources (including without limitation proxy solicitors and other solicitation resources) to cause the Designee’s election as FAO uses to cause the election of each of its other directors.

FAO represents that the execution, delivery and performance of this letter agreement has been duly authorized and approved by FAO’s Board of Directors and its Special Committee of Independent Directors, and this letter agreement is the valid and binding obligation of FAO and enforceable against FAO in accordance with its terms.

Sincerely,
/s/ Raymond P. Springer

Raymond P. Springer
Executive Vice President

Agreed

Hancock Park Capital II LP

By: Hancock Park Associates III, LLC its general partner

By:	/s/ Brian P. McDermott
An Authorized Signatory